Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 16, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, pursuant to Resolution No. 205 of the Board of Directors (the “Board”) of the Argentina Central Bank (“BCRA”), the Board has authorized a subsidiary of Grupo Financiero Galicia, Tarjetas Regionales S.A., to establish a financial services company, which will be based in Buenos Aires, Argentina, under the name: “Naranja Digital Compañía Financiera S.A.U.”

The formation and organizational activities of Naranja Digital Compañía Financiera S.A.U. are subject to the prior satisfaction and compliance with the provisions set forth in point 2.9, section 2, of the BCRA rules relating to “Authorization and composition of capital for financial entities,” which such activities shall be completed within the year of the authorization provided for by the BCRA under its Resolution No. 205 referenced above.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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